SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                             _____________

                             SCHEDULE 13D
                            (Rule 13d-101)

                UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      Bishop Capital Corporation
_________________________________________________________________

                           (Name of Issuer)


                 Common Stock, par value $.01 per share
__________________________________________________________________

                     (Title of Class of Securities)


                               0914T 10 7
___________________________________________________________________

                            (CUSIP Number)


                           Christopher Lloyd
                              Haddon, Inc.
                     c/o Coal Contractors (1991), Inc.
                              Gowen Mine
                       Fern Glen, PA  18241-2145
                           (717) 384-4171
____________________________________________________________________

             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                             June 20, 1997
____________________________________________________________________

        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

1 NAME OF REPORTING PERSON

  Haddon, Inc.

  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a) /  /  (b) / /


3 SEC USE ONLY


4 SOURCE OF FUNDS
  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware

NUMBER OF           7  SOLE VOTING POWER
SHARES                  93,750
BENEFICIALLY        8  SHARED VOTING POWER*
OWNED                   -0-
BY                  9  SOLE DISPOSITIVE POWER
EACH                   93,750
REPORTING          10  SHARED DISPOSITIVE POWER
PERSON                 -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   93,750

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES    /  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   10.6%

14 TYPE OF REPORTING PERSON
   CO



ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this Schedule 13D relates is Common Stock, par value $.01 (the "Securities"), of Bishop Capital Corporation (the "Issuer"), whose principal executive offices are located at 716 College View Drive, Riverton, Wyoming 82501.

ITEM 2.  IDENTITY AND BACKGROUND.

     Schedule A attached hereto sets forth certain information with respect to each of the officers and directors of the Reporting Person, Denis Bell, Inc., a Delaware corporation, that owns all of the outstanding capital stock of the Reporting Person and Mr. Denis Bell, who owns all of the outstanding capital stock of Denis Bell, Inc. and is the individual ultimately in control of the Reporting Person (collectively, the "Covered Parties").

     (a) The name of the person filing this statement on Schedule 13D (the "Reporting Person") is Haddon, Inc., a Delaware corporation.
Schedule A hereto sets forth the name of each of the Covered Parties.

     (b) Schedule A hereto sets forth the business address of each of the Covered Parties. The address of the Reporting Person is:

     Haddon, Inc.
     c/o Coal Contractors (1991), Inc.
     Gowen Mine
     Fern Glen, PA  18241-2145

     (c) The principal business of the Reporting Person is owning the Securities described in response to Item 5, below, and owning shares of Common Stock, par value $.01 per share, of American Rivers Oil Company, a Wyoming corporation ("American Rivers"). Schedule A hereto sets forth the business address of each of the Covered Parties.

     (d) None of the Reporting Person or any of the Covered Parties, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Person or any of the Covered Parties, has, during the past five years, been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each of the Covered Parties who is a natural person is a United Kingdom citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Securities of the Issuer specified as beneficially owned by the Reporting Person in Item 5 were received by the Reporting Person as a partial liquidating dividend, on a one-for-four basis, on the 375,000 shares of common stock, par value $.01 per share, of American Rivers held by the Reporting Person. Prior to such distribution, the Issuer was a wholly-owned subsidiary of American Rivers. Such distribution was declared in 1996, payable to the holders of common stock of American Rivers as of November 18, 1996. The distribution of the Securities was made on June 20, 1997.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Person did not seek to acquire the Securities specified in Item 5, but acquired such Securities passively as the result of the distribution described in Item 3.

     The Reporting Person has determined that it would like to sell or otherwise realize value for all or a portion of the Securities held by it. The Reporting Person believes, however, that the market for the Securities is not sufficiently active to make it likely that the Reporting Person will realize appropriate value for such Securities in open market transactions. Accordingly, the Reporting Person is considering possible alternatives to enable it to realize value for its investment. The Reporting Person is considering initiating contacts with management or other shareholders of the Issuer, or other parties, to analyze and suggest possible alternatives for the Issuer to return all or part of the shareholders' investments at a reasonable value. Such alternatives could include, among other things, seeking to encourage management to take steps to improve the trading market for the Securities, sales of the Issuer's assets with corresponding dividends of the proceeds to the Issuer's shareholders, seeking to liquidate the Issuer either in conjunction with management or by seeking to replace current management, private sales of the Reporting Person's Securities or repurchases of the Securities by the Issuer. All of such actions could involve various risks, delay or other uncertainties and the Reporting Person has not determined what actions to take, if any, with respect to the realization of value for, or the disposition of, its investment in the Securities.


     Except as described above, none of the Reporting Person or any of the Covered Parties has any other plans or proposals that relate to or would result in any of the actions described in subitems (a) through
(j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) In the aggregate, the Reporting Person owns 93,750 shares, or 10.6%, of the outstanding Securities, all of which are directly owned by the Reporting Person. None of the Reporting Person or any of the Covered Parties has any right to acquire any other Securities.

     (b) The Reporting Person has sole power to vote and to direct the voting of, and sole power to dispose or direct the disposition of all of the Securities specified in Item 5(a).

     (c) The Reporting Person has only effected one transaction in the Securities in the past 60 days, other than the acquisition of the Securities specified in Item 5(a) in payment of the in-kind dividend distributed to the holders of the common stock of American Rivers as described in Item 3. The Reporting Person paid no consideration in respect of its receipt of such Securities.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  July 18, 1997

HADDON, Inc.


By: /s/ Christopher R. Lloyd
__________________________
Vice President and Treasurer

                             SCHEDULE A

                           COVERED PARTIES

                            Jurisdiction
Name and                    of Organization     Principal Business
Business Address            or Citizenship      or Occupation
________________            _______________     __________________

Denis Bell                  United              Director and President
Haddon, Inc.                Kingdom             of Haddon, Inc.,
c/o Coal Contractors                            Chairman of Coal
(1991), Inc.                                    Contractors (1991),
Gowen Mine                                      Inc. and Chairman of
Fern Glen, PA                                   Rackwood Mineral
     18241-2145                                 Holding plc

Christopher R. Lloyd        United              Vice President,
Haddon, Inc.                Kingdom             Secretary and
c/o Coal Contractors                            Treasurer of
(1991), Inc.                                    Haddon, Inc. and
Gowen Mine                                      Financing Director,
Fern Glen, PA                                   Secretary and
          18241-2145                            Treasurer of
                                                Rackwood Mineral
                                                Holding plc

Denis Bell, Inc.             Delaware            Holding Company
c/o Coal Contractors
(1991), Inc.
Gowen Mine
Fern Glen, PA
           18241-2145